Exhibit 99.1

ENGINE GAMING AND MEDIA, INC.

Interim Condensed Consolidated Financial Statements

(Unaudited)

For the three and six months ended

February 28, 2022 and February 28, 2021

(Expressed in United States Dollars)

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.)

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying interim condensed consolidated financial statements of Engine Gaming and Media, Inc., (formerly Engine Media Holdings, Inc.) (the “Company”) are the responsibility of management and the Board of Directors.

The interim condensed consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the interim condensed consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the interim condensed consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

Management has established processes, which are in place to provide it with sufficient knowledge to support management representations that it has exercised reasonable diligence in that (i) the interim condensed consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of, and for the periods presented by, the interim condensed consolidated financial statements and (ii) the interim condensed consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the interim condensed consolidated financial statements.

The Board of Directors are responsible for reviewing and approving the interim condensed consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Company’s Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the interim condensed consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the interim condensed consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

NOTICE TO READER

The Audit Committee, in consultation with management of the Company, has determined that the Company’s previously filed unaudited condensed consolidated interim financial statements and management’s discussion and analysis for the three and six months ended February 28, 2021, and 2020, required restating to classification, measurement and disclosure deficiencies related to the following items:

1. Warrants issued in connection with the private placement of units and conversion of convertible debt having USD exercise price – Adjustments resulted in a decrease to warrant liability of $16,793,280 and increase in contributed surplus of $11,343,367 as of February 28, 2021 and decrease in change in fair value of warrant liability (decrease of expense) of $5,449,914 for the three and six months ended February 28, 2021.

2. Share issuance costs incurred in the private placement of units – Adjustments resulted in decrease to contributed surplus of $582,333 as of February 28, 2021 and decrease to transaction costs of $582,333 for the three and six months ended February 28, 2021.

The previously filed financial statements and management’s discussion and analysis for the financial periods were originally filed by the Company on SEDAR on June 9, 2021.

Each of the Restated Unaudited Condensed Consolidated Interim Financial Statements and Restated MD&A contained within this filing for the three and six months ended February 28, 2021, and 2020 replaces and supersedes the respective previously filed original financial statements and related Management’s Discussion and Analysis. There have been no other changes. This notice supersedes the previously filed version.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Interim Condensed Consolidated Statements of Financial Position (Unaudited) (Expressed in United States Dollars)

	Note	February 28, 2022	August 31, 2021
		$	$

ASSETS
Current
Cash		5,348,900	15,305,996
Restricted cash	13	326,932	331,528
Accounts and other receivables	6	8,411,835	8,646,807
Government remittances		802,311	1,070,216
Publisher advance, current	6	2,487,022	3,197,102
Prepaid expenses and other		2,183,642	3,006,033
Assets held for sale - Eden	22	2,796,145	—
		22,356,787	31,557,682
Non-Current
Publisher advance, non-current	6	520,870	1,337,116
Investment at FVTPL	7	2,629,851	2,629,851
Property and equipment	8	167,253	403,811
Goodwill	9	18,114,333	18,495,121
Intangible assets	10	10,203,889	12,482,244
Right-of-use assets	11	410,369	557,022
		32,046,565	35,905,165
		54,403,352	67,462,847

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Interim Condensed Consolidated Statements of Financial Position (Unaudited) (Expressed in United States Dollars)

	Note	February 28, 2022	August 31, 2021
		$	$
LIABILITIES
Current
Accounts payable		12,649,445	10,403,665
Accrued liabilities		5,815,949	5,722,470
Players liability account	13	326,932	331,528
Deferred revenue		1,175,563	2,644,948
Lease obligation, current	12	155,543	222,583
Long-term debt, current		-	96,664
Promissory notes payable	14	783,823	821,948
Liabilities held for sale - Eden	22	1,651,793	-
Warrant liability	16	859,187	4,868,703
Convertible debt, current	15	2,584,800	914,427
Arbitration reserve	21	2,519,722	6,468,330
		28,522,757	32,495,266

Convertible debt, non-current	15	5,365,089	9,037,069
Lease obligation, non-current	12	285,742	364,968
		5,650,831	9,402,037
		34,173,588	41,897,303

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital	17	123,422,989	122,741,230
Contributed surplus		19,714,586	17,819,933
Foreign currency translation reserve		(2,219,166)	(2,324,025)
Deficit		(120,900,662)	(112,814,973)
		20,017,747	25,422,165
Non-controlling interest		212,017	143,379
		20,229,764	25,565,544
		54,403,352	67,462,847
Going concern	1
Commitments and contingencies	21
Subsequent events	27

Approved on Behalf of Board:	“Larry Rutkowski”	“Lou Schwartz”
	Director	Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Interim Condensed Consolidated Statements of Loss and Comprehensive Loss (Unaudited) (Expressed in United States Dollars)

		For the three months ended		For the six months ended
	Note	February 28, 2022	February 28, 2021	February 28, 2022	February 28, 2021
CONTINUING OPERATIONS		$	$	$	$
REVENUE
Direct to consumer		267,035	133,942	299,885	183,774
Software-as-a-service		1,811,573	1,444,934	3,892,283	2,881,931
Advertising		7,125,160	6,005,573	17,167,894	11,458,043
Professional services		61,293	114,958	152,351	142,095
		9,265,061	7,699,407	21,512,413	14,665,843
EXPENSES
Salaries and wages		4,682,243	3,854,091	8,789,869	6,763,991
Consulting		975,523	557,120	1,872,076	1,295,056
Professional fees		828,948	442,055	1,567,741	1,127,907
Revenue sharing expense		6,291,112	5,117,302	15,257,848	9,608,729
Sponsorships and tournaments		236,046	87,247	685,132	451,476
Advertising and promotion		556,772	515,704	1,069,137	1,375,530
Office and general		1,385,844	510,480	2,800,153	1,088,009
Technology expenses		706,302	645,803	1,437,373	1,226,657
Amortization and depreciation	8,10,11	907,224	873,020	1,836,976	1,728,890
Impairment expense	8, 10	266,470	-	266,470	-
Restructuring Costs	26	126,286	-	126,286	-
Share-based payments	18, 19	1,255,326	690,300	2,576,412	1,779,688
Interest expense		212,278	563,904	422,934	953,678
(Gain) loss on foreign exchange		(10,431)	161,662	123,016	263,783
Loss on extinguishment of debt		-	2,428,900	-	2,428,900
Gain on retained interest in former associate		-	(99,961)	-	(99,961)
Transaction costs		349,404	—	356,523	—
Non-operational professional fees		625,944	-	1,600,391	-
Arbitration settlement reserve	21	(1,208,556)	-	(3,948,608)	-
Change in fair value of warrant liability	16	(998,757)	4,924,789	(3,940,303)	165,013
Change in fair value of convertible debt	15	(293,762)	6,539,904	(1,976,934)	7,863,649
		16,894,216	27,812,320	30,922,492	38,020,995
ASSOCIATES
Share of net loss of associate		-	37,244	-	103,930
Net loss for the period before discontinued operations		(7,629,155)	(20,150,157)	(9,410,079)	(23,459,082)
Income tax expense				-	-
		(7,629,155)	(20,150,157)	(9,410,079)	(23,459,082)
DISCONTINUED OPERATIONS
Loss on disposal of Motorsports	22	-	-	-	(678,931)
Gain (Loss) from discontinued operations	22	940,860	(1,227,748)	1,393,028	(3,270,355)
Net loss for the period		(6,688,295)	(21,377,905)	(8,017,051)	(27,408,368)

Net (income) loss attributable to non-controlling interest		(43,874)	30,640	(68,638)	61,670
Net loss attributable to owners of the Company		(6,732,169)	(21,347,265)	(8,085,689)	(27,346,698)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation differences		(64,559)	(138,444)	104,859	(4,599)
Comprehensive loss for the period		(6,796,728)	(21,485,709)	(7,980,830)	(27,351,297)
INCOME (LOSS) PER SHARE
Basic loss per share - continuing operations	5	(0.49)	(1.99)	(0.61)	(2.63)
Basic Income (loss) per share - discontinued operations	5	0.06	(0.12)	0.09	(0.44)
Basic and diluted loss per share	5	(0.43)	(2.11)	(0.52)	(3.08)
Weighted average number of shares outstanding - Basic	5	15,634,944	10,095,276	15,600,100	8,890,974

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Interim Condensed Consolidated Statements of Shareholders’ Equity (Deficiency) (Unaudited) (Expressed in United States Dollars)

	Share capital: Number	Share capital: Amount	Shares to be issued	Contributed surplus	Foreign currency translation reserve	Deficit	Total equity before non-controlling interest	Non-controlling interest	Total equity
	#	$	$	$	$	$	$	$	$

Balance, as at August 31, 2020	7,746,136	69,380,807	1,059,214	4,034,323	(2,334,275)	(72,094,162)	45,907	217,385	263,292
Share-based payments	-	-	-	1,778,633	-	-	1,778,633	-	1,778,633
Shares issued on vesting of RSUs	142,610	970,366	-	(790,366)	-	-	180,000	-	180,000
Convertible debt conversion	1,542,184	11,911,875	-	4,121,208	-	-	16,033,083	-	16,033,083
Common shares issued on private placement, net of costs	4,435,433	24,225,901	-	6,791,473	-	-	31,017,374	-	31,017,374
Warrants issued in private placement of convertible debt	-	-	-	618,916	-	-	618,916	-	618,916
EB bonus shares	6,666	54,061	-	-	-	-	54,061	-	54,061
Shares for debt	40,000	226,556	-	-	-	-	226,556	-	226,556
Common shares issued on exercise of warrants	37,991	367,159	-	-	-	-	367,159	-	367,159
Disposal of Motorsports	-	-	(1,059,214)	-	-	-	(1,059,214)	-	(1,059,214)
Non-controlling interest in subsidiary	-	-	-	(7,398)	-	-	(7,398)	-	(7,398)
Net loss for the period	-	-	-	-	-	(27,346,698)	(27,346,698)	(61,670)	(27,408,368)
Foreign currency translation differences	-	-	-	-	(4,599)	-	(4,599)	-	(4,599)
Balance, as at February 28, 2021	13,951,020	107,136,725	-	16,546,789	(2,338,874)	(99,440,860)	21,903,780	155,715	22,059,495

Balance, as at August 31, 2021	15,543,309	122,741,230	-	17,819,933	(2,324,025)	(112,814,973)	25,422,165	143,379	25,565,544
Share-based payments	-	-	-	2,576,412	-	-	2,576,412	-	2,576,412
Shares issued on vesting of RSUs	91,635	681,759	-	(681,759)	-	-	-	-	-
Net loss for the period	-	-	-	-	-	(8,085,689)	(8,085,689)	68,638	(8,017,051)
Foreign currency translation differences	-	-	-	-	104,859	-	104,859	-	104,859
Balance, as at February 28, 2022	15,634,944	123,422,989	-	19,714,586	(2,219,166)	(120,900,662)	20,017,747	212,017	20,229,764

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Interim Condensed Consolidated Statements of Cash Flows (Unaudited) (Expressed in United States Dollars)

		For the six months ended
	Note	February 28, 2022	February 28, 2021
		$	$
OPERATING ACTIVITIES
Net loss for the period before non-controlling interest		(8,017,051)	(27,408,368)
Items not affecting cash:
Amortization and depreciation	8,10,11	2,059,965	3,148,259
Impairment expense		266,470	-
Arbitration settlement reserve	21	(3,948,608)	-
Loss on disposal of Motorsports	22	-	678,931
Loss on disposal of P&E		-	9,767
Loss on extinguishment of debt		-	2,428,900
Gain on retained interest in former associate		-	(99,961)
Share of net loss of associate		-	103,930
Change in fair value of warrant liability	16	(3,940,303)	165,013
Change in fair value of convertible debt	15	(1,976,934)	7,863,649
Accretion of debt		4,610	99,231
Share-based payments	18,19	2,576,412	1,778,633
		(12,975,439)	(11,232,016)
Changes in non-cash working capital:
Restricted cash		4,596	67,458
Accounts and other receivables		(884,149)	(1,205,489)
Government remittances		(393,867)	146,973
Publisher advance	6	1,526,326	(4,858,645)
Prepaid expenses and other		784,145	391,278
Held for sale - Eden		(275,191)	-
Accounts payable		2,923,555	(480,988)
Accrued liabilities		942,053	592,225
Players liability account		(4,596)	(67,458)
Deferred revenue		(1,469,385)	735,943
		3,153,487	(4,678,703)
		(9,821,952)	(15,910,719)
INVESTING ACTIVITIES
Purchase of property and equipment		(47,671)	(90,013)
Cash from disposal of Motorsports		-	24,348
		(47,671)	(65,665)
FINANCING ACTIVITIES
Net proceeds from issuance of Units	15	-	31,017,374
Proceeds from convertible debentures		-	4,901,393
Net (payments) proceeds from promissory notes payable	14	(38,125)	(2,478,080)
Proceeds from exercise of warrants	16	-	258,156
Payments on lease financing	12	(141,077)	(109,875)
Payments on long-term debt		(50,714)	(107,967)
		(229,916)	33,481,001
Impact of foreign exchange on cash		142,443	13,986
Change in cash		(9,957,096)	17,518,603

Cash, beginning of period		15,305,996	5,243,278
Cash, end of quarter		5,348,900	22,761,881

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Notes to the Interim Condensed Consolidated Financial Statements (Unaudited) (Expressed in United States Dollars)

1.	Corporate information and going concern

(a)	Corporate information

Engine Gaming and Media Inc. (formerly Engine Media Holdings, Inc.) (“Engine” or the “Company”) was incorporated under the Business Corporations Act (Ontario) on April 8, 2011. The registered head office of the Company is 77 King St. West, Suite 3000, PO Box 95, TD Centre – North Tower, Toronto, Ontario, M5K 1G8, Canada.

Pursuant to shareholder approval at the October 6, 2021, shareholders’ meeting, effective October 19, 2021, the Company changed its name to Engine Gaming and Media, Inc. The Company’s common shares trade on the TSX Venture Exchange under the trading symbol GAME.V and NASDAQ under the trading symbol GAME.

The Company focuses on accelerating new, live, immersive esports and interactive gaming experiences for consumers through its partnerships with traditional and emerging media companies and providing online interactive technology and monetization services.

(b)	Going concern

These interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern, and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements. Such adjustments could be material. It is not possible to predict whether the Company will be able to raise adequate financing or to ultimately attain profit levels of operations.

The Company has not yet realized profitable operations and has incurred significant losses to date resulting in a cumulative deficit of $120,900,662 as of February 28, 2022 (August 31, 2021 –$112,814,973). The recoverability of the carrying value of the assets and the Company’s continued existence is dependent upon the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary. While management has been historically successful in raising the necessary capital, it cannot provide assurance that it will be able to execute on its business strategy or be successful in future financing activities. On April 7, 2022, the Company announced the completion of the sale of the Eden Games Business. The proceeds from this sale when combined with cash on hand will be more than sufficient to meet the Company’s current operational and debt service cash needs. As of February 28, 2022, the Company had a working capital deficiency of $6,165,970 (August 31, 2021 – working capital deficiency of $937,584) which is comprised of current assets minus current liabilities. The Company also faces uncertain future impacts from COVID-19, see Note 3(b).

These conditions indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern and, therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

2.	Basis of preparation

(a)	Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These unaudited interim condensed consolidated financial statements are prepared on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended August 31, 2021; and should be read in conjunction with those audited consolidated financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.

These interim condensed consolidated financial statements were authorized for issuance by the Board of Directors of the Company on April 13, 2022.

(b)	Basis of consolidation

The interim condensed consolidated financial statements comprise the accounts of the Company and its controlled subsidiaries. The financial statements of subsidiaries are included in the interim condensed consolidated financial statements from the date that control commences until the date that control ceases. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

All transactions and balances between the Company and its subsidiaries are eliminated on consolidation, including unrealized gains and losses on transactions between companies. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

The Company’s material subsidiaries as of February 28, 2022, are as follows:

Name of Subsidiary	Country of Incorporation	Ownership Percentage	Functional Currency
Frankly Inc.	Canada	100%	Canadian Dollar
UMG Media Ltd.	Canada	100%	Canadian Dollar
Eden Games S.A.	France	96%	Euro
Stream Hatchet S.L.	Spain	100%	Euro
SideQik, Inc.	USA	100%	US Dollar
WinView, Inc.	USA	100%	US Dollar

Non-controlling interests are measured initially at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition. Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

(c)	Functional and presentation currency

The functional currency of the Company is the US Dollar (“USD). The functional currencies of the Company’s subsidiaries are disclosed in Note 2(b). The presentation currency of the interim condensed consolidated financial statements is the US Dollar (“USD”).

(d)	Income taxes

The Company had no income tax expense for the three and six months ended February 28, 2022, and 2021. As of February 28, 2022, deferred tax assets have not been recognized because it has not been determined as probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

3.	Significant judgments, estimates and assumptions

The preparation of these interim condensed consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the interim condensed consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as at the date of the interim condensed consolidated financial statements.

On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenues, and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. Significant estimates and judgments made by management in the preparation of these interim condensed consolidated financial statements are outlined below.

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. There is a material uncertainty regarding the Company’s ability to continue as a going concern.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

(a)	Significant estimates and critical judgments

Information about significant estimates and critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the interim condensed consolidated financial statements is included in the following notes:

Note 1	Going concern;
Note 25	Expected credit losses;
Note 16	Valuation of warrant liability;
Notes 9 and 10	Goodwill and intangible assets;
Notes 18 and 19	Valuation of share-based payments;
Note 15	Valuation of convertible debt; and
Note 21	Contingencies.

(b)	Uncertainty about the effects of COVID-19

In December 2019, a novel strain of coronavirus (“COVID-19”) emerged and has since extensively impacted global health and the economic environment. To contain the spread of COVID-19, domestic and international governments around the world enacted various measures, including orders to close all businesses not deemed “essential,” quarantine orders for individuals to stay in their homes or places of residence, and to practice social distancing when engaging in essential activities. The Company anticipates that these actions and the global health crisis caused by COVID-19 will continue to negatively impact many business activities and financial markets across the globe.

In an effort to protect the health and safety of our employees, much of the Company’s workforce is currently working from home. The Company has implemented business continuity plans and has increased support and resources to enable employees to work remotely and thus far has been able to operate with minimal disruption.

The global COVID-19 pandemic remains an evolving situation. The Company will continue to actively monitor the developments of the pandemic and may take further actions that could alter business operations as may be required by federal, state, local, or foreign authorities, or that management determines are in the best interests of our employees, customers, partners, and shareholders. It is not clear what effects any such potential actions may have on the Company’s business, including the effects on our employees, players and consumers, customers, partners, development and content pipelines, the Company’s reputation, financial condition, results of operations, revenue, cash flows, liquidity, or stock price.

4.	Changes in significant accounting policies

Accounting pronouncements adopted during the period

IFRS 37 Provisions, Contingent Liabilities and Contingent Assets (“IFRS 37”)

In May 2020 the International Accounting Standards Board issued Onerous Contracts-Cost of Fulfilling a Contract. This amended IFRS 37 to clarify that for the purpose of assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. This Standard defines an onerous contract as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfil it. If an entity has a contract that is onerous, the present obligation under the contract shall be recognized and measured as a provision. The amended standard was adopted on January 1, 2022, resulting in no changes to the Company’s condensed interim consolidated financial statements.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

Future accounting pronouncements

The following standards have not yet been adopted and are being evaluated to determine their impact on the Company:

Amendments to IAS 1 - Classification of liabilities as current or non-current

Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies

Amendments to IAS 8 - Definition of Accounting Estimates

Amendments to IAS 12 Income Taxes - Deferred Tax Related to Assets and liabilities Arising from a Single Transaction

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or the Company is still assessing what the impact will be to the Company’s financial statements.

5.	Net income (loss) per share

Basic net income (loss) per share is calculated using the weighted-average number of common shares outstanding during each period. Diluted net income (loss) per share assumes the conversion, exercise, or issuance of all potential common share equivalents unless the effect is to reduce the loss or increase the income per share. For purposes of this calculation, stock options, warrants and RSU’s are potential common shares and are only included in the calculation of diluted net income (loss) per share when their effect is dilutive.

Due to the net loss incurred during the three and six months ended February 28, 2022, and 2021, all outstanding options, restricted share units and warrants were excluded from diluted weighted-average common shares outstanding as their effect was anti-dilutive. Weighted average common shares outstanding for the three and six months ended February 28, 2022, and 2021 were 15,634,944 and 15,600,100, respectively (February 28, 2021- 10,095,276 and 8,890,974), respectively.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

6.	Accounts, other receivables, and customer advance

(a)	Accounts and other receivables

The Company’s accounts and other receivables are comprised of the following:

	February 28, 2022	August 31, 2021
	$	$

Trade accounts receivable	9,446,028	9,677,725
Other receivables	50,112	53,387
Allowance for doubtful accounts	(1,084,305)	(1,084,305)
	8,411,835	8,646,807

A continuity of the Company’s allowance for doubtful accounts is as follows:

	2022	2021
	$	$

Balance, August 31,	(1,084,305)	(874,438)
Provision, bad debt expense	-	(72,636)
Write-offs	-	2,250
Balance, February 28,	(1,084,305)	(944,824)

(b)	Publisher advance

On February 7, 2021, the Company’s subsidiary Frankly Media LLC, amended its commercial agreement with its largest publisher, which secured a long-term extension. The contract is expected to go through early calendar year 2023. One of the key terms of the amended agreement required the Company to advance $6 million of revenue sharing payments to the publisher under the following schedule:

(i)	$4 million within one day of execution of the amendment;
(ii)	$1 million on or before February 28, 2021; and
(iii)	$1 million on or before March 31, 2021.

The advance is to be recouped through additional withholding on future advertising revenue share payments made to the publisher, beyond Frankly’s share, and is effective for amounts billed for periods February 1, 2021, forward.

As of February 28, 2022, $6 million had been advanced to the publisher and $2,992,108 had been recouped through the process explained above. As of February 28, 2022, a net amount of $3,007,892 was outstanding on the advance.

The breakout of the publisher advance into current and non-current portions is based on an estimate of advertising billings over the next twelve months and the resulting additional withholding on the related advertising revenue share payments.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

7.	Investment at FVTPL

On August 25, 2020, the Company acquired a 20.48% interest in One Up Group, LLC (“One Up”). One Up operates a mobile app which allows gamers to organize and play one-on-one matches with other gamers and compete for money.

The Company accounted for this investment as an investment in associate under the equity method from acquisition through January 5, 2021. The Company’s share in the loss of One Up for the period from September 1, 2020, to January 5, 2021, amounted to $103,930.

On January 5, 2021, the Company’s interest in One Up was reduced to 18.62% as a result of One Up closing a financing round. In accordance with IAS 28, the Company discontinued the use of the equity method on January 5, 2021, the date at which its investment ceased being an associate. The difference between the fair value of the Company’s retained interest in One Up and it’s carrying value on January 5, 2021, amounted to $99,961, which is recognized as a gain on retained interest in former associate on the Company’s statement of loss and comprehensive loss.

The fair value of the Company’s investment in One Up is estimated at each reporting period, with reference to valuations underlying privately placed financing transactions closed by One Up and is classified with a level 3 in the fair value hierarchy, see Note 25. The fair value of this investment was $2,629,851 on February 28, 2022, and August 31, 2021.

8.	Property and equipment

Cost	Leasehold improvements	Computer equipment	Furniture and fixtures	Total
	$	$	$	$

August 31, 2020	221,653	486,340	173,091	881,084
Additions	-	74,598	15,415	90,013
Disposals	-	(9,767)	-	(9,767)
Disposal of Motorsports	(2,631)	(47,645)	(18,118)	(68,394)
Effect of foreign exchange	-	2,660	(162)	2,498
February 28, 2021	219,022	506,186	170,226	895,434

August 31, 2021	218,851	603,607	173,044	995,502
Additions	-	46,111	1,560	47,671
Impairment	(153,193)	-	-	(153,193)
Held for sale - Eden Games	(7,613)	(323,150)	(53,910)	(384,673)
Foreign exchange	1,216	(20,606)	(3,076)	(22,466)
February 28, 2022	59,261	305,962	117,618	482,841

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

Accumulated depreciation	Leasehold improvements	Computer equipment	Furniture and fixtures	Total
	$	$	$	$

August 31, 2020	57,517	307,508	106,670	471,695
Depreciation	2,214	50,531	13,142	65,887
Disposal of Motorsports	-	(11,068)	(9,910)	(20,978)
Foreign exchange	59	2,639	37	2,735
February 28, 2021	59,790	349,610	109,939	519,339

August 31, 2021	63,367	406,231	122,093	591,691
Depreciation	3,725	54,281	12,909	70,915
Held for sale - Eden Games	(7,361)	(285,353)	(48,392)	(341,106)
Foreign exchange	(470)	(2,734)	(2,708)	(5,912)
February 28, 2022	59,261	172,425	83,902	315,588

Net book value	Leasehold improvements	Computer equipment	Furniture and fixtures	Total
	$	$	$	$

August 31, 2021	155,484	197,376	50,951	403,811
February 28, 2022	-	133,537	33,716	167,253

9.	Goodwill

	2022	2021
	$	$

Balance, August 31,	18,495,121	18,785,807
Held for sale - Eden Games	(345,150)	-
Effect of foreign exchange	(35,638)	30,564
Balance, February 28,	18,114,333	18,816,371

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

10.	Intangible assets

A continuity of the Company’s accumulated impairment losses for intangibles is as follows:

Cost	Patents	Application Platforms	Software	Brand	Customer Lists and Contracts	Total
	$	$	$	$	$	$

August 31, 2020	9,430,265	1,322,802	10,763,975	2,310,475	3,671,954	27,499,471
Disposal of Motorsports	-	-	(3,598,869)	(201,627)	(222,650)	(4,023,146)
Foreign exchange and other	-	22,001	349,861	109,143	4,149	485,154
February 28, 2021	9,430,265	1,344,803	7,514,967	2,217,991	3,453,453	23,961,479

August 31, 2021	9,430,265	1,073,045	8,330,683	2,137,449	3,624,300	24,595,742
Impairment	-	(50,602)	-	(62,675)	-	(113,277)
Held for Sale - Eden	-	(269,098)	(4,709,219)	(1,390,134)	(273,552)	(6,642,003)
Foreign exchange and other	-	(14,450)	(271,030)	(78,718)	(14,688)	(378,886)
February 28, 2022	9,430,265	738,895	3,350,434	605,922	3,336,060	17,461,576

Accumulated amortization	Patents	Application Platforms	Software	Brand	Customer Lists and Contracts	Total
	$	$	$	$	$	$

August 31, 2020	628,684	793,041	4,909,000	1,077,491	648,933	8,057,149
Amortization	943,026	104,273	1,377,922	249,007	324,170	2,998,398
Disposal of Motorsports	-	-	(532,412)	(201,627)	(222,650)	(956,689)
Foreign exchange	-	18,157	316,406	51,573	(81,971)	304,165
February 28, 2021	1,571,710	915,471	6,070,916	1,176,444	668,482	10,403,023

August 31, 2021	2,514,737	966,444	6,340,302	1,375,647	916,368	12,113,498
Amortization	943,026	56,000	424,336	199,413	238,561	1,861,336
Held for Sale - Eden	-	(269,098)	(4,709,219)	(1,112,108)	(254,960)	(6,345,385)
Foreign exchange	-	(14,451)	(271,030)	(58,913)	(27,368)	(371,762)
February 28, 2022	3,457,763	738,895	1,784,389	404,039	872,601	7,257,687

Net book value	Patents	Application Platforms	Software	Brand	Customer Lists and Contracts	Total
	$	$	$	$	$	$

August 31, 2021	6,915,528	106,601	1,990,381	761,802	2,707,932	12,482,244
February 28, 2022	5,972,502	-	1,566,045	201,883	2,463,459	10,203,889

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

11.	Right-of-use assets

	2022	2021
	$	$

Balance, August 31,	557,022	550,478
Acquired	-	-
Depreciation	(127,714)	(83,974)
Held for sale - Eden Games	(16,480)	-
Effect of foreign exchange	(2,459)	1,409
Balance, February 28,	410,369	467,913

Right of use assets consist primarily of leases for corporate office facilities and are amortized monthly over the term of the lease, or useful life, if shorter.

12.	Lease liabilities

Lease liabilities are measured at the present value of the lease payments that were not paid at that date. The lease payments are discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. The continuity of the lease liabilities is presented in the table below:

	Equipment	Office lease	Total
	$	$	$

Balance, August 31, 2020	35,457	536,691	572,148
Acquired	-	-	-
Interest expense	1,078	17,507	18,585
Payments	(6,690)	(103,185)	(109,875)
Effect of foreign exchange	-	1,453	1,453
Balance, February 28, 2021	29,845	452,466	482,311

Balance, August 31, 2021	24,048	563,503	587,551
Acquired	-	-	-
Held for sale - Eden Games	-	(18,456)	(18,456)
Interest expense	701	15,262	15,963
Payments	(6,690)	(134,387)	(141,077)
Effect of foreign exchange	-	(2,696)	(2,696)
Balance, February 28, 2022	18,059	423,226	441,285

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

The Company’s lease obligation is classified between current and non-current liabilities as follows:

	Equipment	Office lease	Total
	$	$	$
As of February 28, 2021:
Less than one year	11,785	182,773	194,558
Greater than one year	18,060	269,693	287,753
Total lease obligation	29,845	452,466	482,311

	Equipment	Office lease	Total
	$	$	$
As of February 28, 2022:
Less than one year	12,575	142,968	155,543
Greater than one year	5,484	280,258	285,742
Total lease obligation	18,059	423,226	441,285

The future minimum undiscounted lease payments as of February 28, 2022, are presented below:

Total
$
Current	176,070
2 years	171,400
3 years	121,988
4 years	7,505
Total undiscounted lease obligation	476,963

13.	Players liability account

The Players liability account consists of UMG and Winview cash deposited by players, plus any prize winnings, less any fees for match game play and withdrawal requests processed to date. As of February 28, 2022, the players liability account balance is the total amount payable if all players were to request closure of their accounts. As of February 28, 2022, the players account liability and corresponding restricted cash balances were the same.

14.	Promissory notes payable and other borrowings

(a)	Promissory notes

The Company has promissory notes with a balance of $200,000 (August 31, 2021 – $200,000) that are unsecured, due on demand, and bear interest at 18%. As of February 28, 2022, interest of $170,836 has been accrued (August 31, 2021 – $139,644).

The Company, through its WinView subsidiary, has a secured promissory note outstanding for amounts due for the provision of services by the noteholder. As of February 28, 2022, $409,917 was due under the note (August 31, 2021 – $482,304). The note is secured by the assets of WinView, bears interest at 6%, and is currently due.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

(b)	Paycheck Protection Program (the “PPP”) loans

During April and May 2020, the Company entered into promissory notes (the “Notes”) with three banks. The Notes evidence loans to the Company of $1,589,559 pursuant to the PPP of the CARES Act administered by the U.S. Small Business Administration (the “SBA”). In accordance with the requirements of the CARES Act, the Company used the proceeds from the loans exclusively for qualified expenses under the PPP, including payroll costs, rent and utility costs, as further detailed in the CARES Act and applicable guidance issued by the SBA.

Interest will accrue on the outstanding balance of the Notes at a rate of 1.00% per annum.

Subject to any forgiveness granted under the PPP, the Notes are scheduled to mature in April 2022 and require 18 equal monthly payments of principal and interest beginning November 2020. The Notes may be prepaid at any time prior to maturity with no prepayment penalties. The Notes provide for customary events of default, including, among others, those relating to failure to make payments, bankruptcy, breaches of representations, significant changes in ownership, and material adverse effects. The Company’s obligations under the Notes are not secured by any collateral.

Upon the receipt of the proceeds of $1,589,559 from the Notes, the Company accounted for the Notes as a grant in the form of forgivable loan and recorded the amount as a deferred income liability. The liability was reduced as the Company recognized expenses which qualified for forgiveness of the loan. As of August 31, 2020, the Company had incurred greater than $1,589,559 of qualifying expenses and therefore had a remaining deferred income liability of $nil. The Company recognized the impact of the loan forgiveness as an offset against related salaries and wages expense, in the consolidated statement of loss and comprehensive loss for the year ended August 31, 2020. As of February 28, 2022, $209,875 has not been formally forgiven.

15.	Convertible debt

The continuity of convertible debt for the six months ended February 28, 2022, and 2021, is as follows:

	2019 Series	2020 Series	Amended EB Loan	EB CD	Total
	$	$			$

Balance, August 31, 2020	2,121,869	8,671,590	-	-	10,793,459
Issuances	-	4,282,477			4,282,477
Exchange of EB Loan for Amended EB Loan	-	-	5,043,103	-	5,043,103
Exchange of Amended EB Loan for EB CD	-	-	(4,931,813)	7,394,022	2,462,209
Conversion - common shares issued	(183,879)	(11,727,996)	-	-	(11,911,875)
Conversion - warrants issued	(154,265)	(4,121,208)	-	-	(4,275,473)
Interest expense	37,584	295,896	138,710	-	472,190
Accrued interest on conversion	(15,849)	(241,868)	(250,000)	-	(507,717)
Effect of foreign exchange	54,085	-	-	-	54,085
Change in fair value	1,656,768	5,827,548	-	379,333	7,863,649
Balance, February 28, 2021	3,516,313	2,986,439	-	7,773,355	14,276,107

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

	2019 Series	2020 Series	Amended EB Loan	EB CD	Total
	$	$			$

Balance, August 31, 2021	914,428	2,097,127	-	6,939,941	9,951,496
Interest expense	13,195	99,178	-	250,000	362,373
Accrued interest on conversion / interest payments	-	-	-	(375,000)	(375,000)
Effect of foreign exchange	(12,046)	-	-	-	(12,046)
Change in fair value	(381,765)	(145,317)	-	(1,449,852)	(1,976,934)
Balance, February 28, 2022	533,812	2,050,988	-	5,365,089	7,949,889

The Company’s convertible debt obligations are classified between current and non-current liabilities as follows:

	2019 Series	2020 Series	EB CD	Total
	$	$	$	$
As of February 28, 2022:
Less than one year	533,812	2,050,988	-	2,584,800
Greater than one year	-	-	5,365,089	5,365,089
Total convertible debt obligation	533,812	2,050,988	5,365,089	7,949,889

(a)	2019 Series

As of February 28, 2022, the fair value of the 2019 Series convertible debentures was estimated using the binomial lattice model with the below assumptions:

2019 Series	February 28, 2022 (CA$)	August 31, 2021 (CA$)

Share price	3.32	8.42
Conversion price	7.50	7.50
Warrant exercise price	7.50	7.50

Term, in years	.36 - .44	.85 - .94
Interest rate	6%	6%
Expected volatility	90.00%	90.00%
Risk-free interest rate	0.52% - 0.63%	0.25% - 0.26%
Exchange rate	0.7875	0.7947
Expected dividend yield	0%	0%

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

(b)	2020 Series

The 2020 Series debentures will mature twenty-four (24) months from the date of issuance and bear interest at a rate of 5% per annum (subject to adjustment as described below), payable on maturity. At the Company’s option, interest under the 2020 Series debentures is payable in kind in common shares at an issue price which would be based on the trading price of the common shares at the time of such interest payment. The interest rate under the 2020 Series debentures will increase from 5% to 10% per annum on a prospective basis on December 19, 2020, if a public offering has not occurred by that date.

The 2020 Series debenture holders may convert all or a portion of the principal amount of the debentures into units (“Units”) of the Company at a price (the “Conversion Price”) equal to the lesser of (a) $11.25 per Unit, and (b) if such conversion occurs after a public offering of securities by the Company (the “Public Offering”), a fifteen percent (15%) discount to the public offering price, provided that such conversion price shall not be less than $7.50 per Unit.

Notwithstanding the foregoing, if by December 19, 2020, the Company has not obtained registration rights in the United States to allow sale in the United States of the common shares (“Common Shares”) of the Company and the exercise of warrants (the “Warrants”) of the Company to be issued pursuant to the conversion of the 2020 Series debentures, holders of 2020 Series debentures may convert such debentures into Units at $7.50 per Unit.

Each Unit is comprised of one common share and one-half of one Warrant, with each Warrant exercisable into one common share of the Company at an exercise price of $15.00 per share for a period of three years from the issuance of the 2020 Series debentures. Under certain circumstances, the Company shall be entitled to call for the exercise of any outstanding Warrants in the event that the closing trading price of the Company common shares on the NASDAQ is above $30.00 per share for fifteen (15) consecutive trading days.

In the event that the Company’s common shares are listed for trading on the NASDAQ Capital Market and the Company completes a Public Offering for an aggregate amount of at least US$30,000,000, the Company may cause the 2020 Series debentures to be converted at the Conversion Price by the Company delivering a notice to the holder not less than a minimum of 30 days and a maximum 60 days prior to the forced conversion date.

(c)	2020 Series - One Up

These convertible debentures (the “2020 Series One Up” debentures) have identical terms as the 2020 Series debentures except that the minimum conversion price of $7.50 per Unit (as described above) will be US$9.50 per Unit. The 2020 Series One Up convertible debentures had a fair value at issuance of $3,078,550.

(d)	2020 Series – Standby

In September 2020, the Company entered into an $8,000,000 stand-by convertible debenture facility (the “2020 Series Standby” debentures). The 2020 Series Standby Debenture has substantially similar terms as the 2020 Series debentures, except the following: (i) the references to a minimum $7.50 conversion price (as described above) have been changed to $8.90; and (ii) the 2020 Series Standby debentures are only convertible into common shares of the Company, not units. In November 2020, the Company issued 224,719 warrants in connection with this first draw of $2,000,000 of the Standby Debentures, with each warrant exercisable into one common share the Company at an exercise price of $15.00 per share for a period of two years, subject to the same acceleration clause as the warrants underlying the 2020 Series debentures.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

The proceeds of $2,000,000 from the first draw were allocated between convertible debt and warrant liability with $1,381,084 allocated to convertible debt and $618,916 allocated to the 224,719 warrants issued.

The remaining $6,000,000 of convertible debentures that are issuable under this facility have substantially similar terms as the 2020 Series debentures, including conversion into units consisting of one share and one-half warrant, provided that the conversion price of any additional convertible debentures will be based on the market price of the common shares at the time of such subscriptions and are subject to TSX-V approval.

As of February 28, 2022, the fair value of the 2020 Series convertible debentures was estimated using the binomial lattice model with the below assumptions:

2020 Series	February 28, 2022 (US$)	August 31, 2021 (US$)

Share price	2.62	6.66
Conversion price	8.90	8.90
Warrant exercise price	-	-

Term, in years	0.726	1.26
Interest rate	10%	10%
Expected volatility	95.00%	90.00%
Risk-free interest rate	0.83%	0.10%
Expected dividend yield	0%	0%

(e)	EB CD

On February 24, 2021, the Company extinguished the Amended EB Loan and issued the Lender a secured convertible debenture in the principal amount of $5 million (the “EB CD”). The EB CD is convertible into units of the Company at a conversion price of $10.25 per unit, with each unit comprised of one common share and one-half of a warrant, with each whole warrant exercisable into a common share at an exercise price of $15.00 per share for a period of three years from the issuance of the EB CD. The EB CD has a term of three years. The convertible debenture is secured by the Company’s real and personal property, fixtures, leasehold improvements, trade fixtures, equipment, and other personal property as well as all general intangibles relating to or arising from the personal property.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

As of February 28, 2022, the fair value of the EB CD convertible debenture was estimated using the binomial lattice model with the below assumptions:

EB CD	February 28, 2022 (US$)	August 31, 2021 (US$)

Share price	2.62	6.66
Conversion price	10.25	10.25
Warrant exercise price	15.00	15.00

Term, in years	1.99	1.26
Interest rate	10%	10%
Expected volatility	90.00%	90.00%
Risk-free interest rate	1.43%	0.30%
Expected dividend yield	0%	0%

(f)	Fair value

The following table gives information about how the fair values of these financial liabilities are determined (in particular, the valuation technique and key inputs used).

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

Financial assets / financial liabilities	Valuation technique	Key Inputs	Relationship and sensitivity of unobservable inputs to fair value to fair value
Convertible debt	The fair value of the convertible debentures as of February 28, 2022 has been calculated using a binomial lattice methodology.	Key observable inputs	The estimated fair value would increase (decrease) if:
		Share price CAD $3.32 (USD $2.62)	The share price was higher (lower)
		Risk-free interest rate (0.52% to 1.43%)	The risk-free interest rate was higher (lower)
		Dividend yield (0%)	The dividend yield was lower (higher)
Key unobservable inputs
		Credit spread (7.11% to 8.94%)	The credit spread was lower (higher)
		Discount for lack of marketability (0%)	The discount for lack of marketability was lower (higher)
Convertible debt	The fair value of the convertible debentures as of August 31, 2021 has been calculated using a binomial lattice methodology.	Key observable inputs	The estimated fair value would increase (decrease) if:
		Share price CAD$8.42 (USD $6.66)	The share price was higher (lower)
		Risk-free interest rate (0.10% to 0.30%)	The risk-free interest rate was higher (lower)
		Dividend yield (0%)	The dividend yield was lower (higher)
Key unobservable inputs
		Credit spread (1.14% to 8.45%)	The credit spread was lower (higher)
		Discount for lack of marketability (0%)	The discount for lack of marketability was lower (higher)

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

16.	Warrant liability

Liability measured warrants having CAD exercise price

The following tables reflect the continuity of the Company’s liability measured warrants for the six months ended February 28, 2022, and 2021:

Amount
$

Balance at August 31, 2021	4,868,703
Change in fair value	(3,940,303)
Foreign exchange	(69,213)
Balance, February 28, 2022	859,187

Amount
$

Balance at August 31, 2020	14,135,321
Issued on conversion of convertible debt	154,265
Exercised	(109,003)
Change in fair value	165,013
Foreign exchange	281,619
Balance, February 28, 2021	14,627,215

The following tables reflects the continuity of the Company’s outstanding liability warrants for the six months ended February 28, 2022, and 2021:

		Weighted-average
	Number of	exercise price
	warrants	CAD
	#	$

Outstanding, August 31, 2021	1,452,843	8.96
Outstanding as of February 28, 2022	1,452,843	8.96

		Weighted-average
	Number of	exercise price
	warrants	CAD
	#	$

Outstanding, August 31, 2020	2,405,369	9.60
Issued on conversion of convertible debt	38,666	7.50
Exercised	(37,991)	8.72
Expired	(430)	153.81
Outstanding as of February 28, 2021	2,405,614	9.56

The following table reflects the liability measured warrants issued and outstanding as of February 28, 2022:

		Warrants outstanding
Expiry date	Number outstanding	Average exercise price CAD	Average remaining contractual life (years)
March 13, 2022	123,159	10.50	0.04
December 20, 2022	29,066	27.00	0.81
March 20, 2023	27,777	13.50	1.05
March 30, 2023	46,909	13.50	1.08
March 31, 2023	17,222	13.50	1.08
May 27, 2023	130,304	13.50	1.24
July 8, 2024	445,982	7.50	2.36
July 25, 2024	401,624	7.50	2.41
August 8, 2024	230,800	7.50	2.44
	1,452,843	$8.96	1.98

As at February 28, 2022, the fair value of the 1,452,843 warrants outstanding (August 31, 2021 – 1,452,843) was determined to be $859,187 (August 31, 2021 – $4,868,703) as calculated using the Black Scholes option pricing model with the following range of assumptions: 0.04 – 2.44 years (August 31, 2021 – 0.53 – 2.94) as expected average life; share price of CAD$3.32 (August 31, 2021 – CAD$8.42); exercise price of CAD$7.50 – CAD$27.00 (August 31, 2021 – CAD$7.50 – CAD$27.00); 70% - 85% expected volatility (August 31, 2021 – 70% - 90%); risk free interest rate of 1.28% - 1.44% (August 31, 2021 – 0.28% - 0.63%); and an expected dividend yield of 0%.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

Equity measured warrants having USD exercise price

The Company’s 3,736,396 equity measured warrants as of February 28, 2022, and August 31, 2021, had an average weighted-average exercise price of $15.

The following table reflects the equity measured warrants issued and outstanding as of February 28, 2022:

		Warrants outstanding
Expiry date	Number outstanding	Average exercise price USD	Average remaining contractual life (years)
November 20, 2022	224,719	15.00	0.73
January 8, 2024	1,868,787	15.00	1.86
January 22, 2024	522,898	15.00	1.90
February 24, 2024	1,058,227	15.00	1.99
August 19, 2024	49,999	15.00	2.47
September 15, 2024	11,666	15.00	2.55
	3,736,296	$15.00	1.84

If all equity measured warrants outstanding and exercisable as of February 28, 2022, were exercised, the Company would receive cash from exercise of approximately $56.0 million.

17.	Share capital

(a)	Authorized

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preference shares.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

(b)	Issued and outstanding, common shares

	Shares	Consideration
	#	$

Balance, August 31, 2020	7,746,136	69,380,807
Shares issued on vesting of RSUs	142,610	970,366
Convertible debt conversion	1,542,184	11,911,875
Common shares issued on private placement, net of costs	4,435,433	24,225,901
EB bonus shares	6,666	54,061
Shares for debt	40,000	226,556
Common shares issued on exercise of warrants	37,991	367,159
Balance, February 28, 2021	13,951,020	107,136,725

	Shares	Consideration
	#	$

Balance, August 31, 2021	15,543,309	122,741,230
Shares issued on vesting of RSUs	91,635	681,759
Balance, February 28, 2022	15,634,944	123,422,989

(c)	Activity for the period

During the six months ended February 28, 2022, the Company issued 91,635 common shares upon vesting of an equal number of RSUs, see Note 19.

18.	Stock options

On October 6, 2021, the Company adopted an amended and restated equity incentive plan (“Omnibus Plan”), which amends and restates the equity incentive plan which was previously established as of July 15, 2020. Under the amendments, there were no changes in the terms of previously issued awards. Under the Omnibus Plan, the total number of common shares reserved and available for grant and issuance pursuant to stock options shall not exceed 10% of the then issued and outstanding shares.

Options may be exercisable over periods of up to 10 years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

The following table reflects the continuity of stock options for the six months ended February 28, 2022, and 2021:

The following tables reflect the stock options issued and outstanding as of February 28, 2022:

		Weighted-average		Remaining
	Number of stock options	Exercise price	Grant-date fair value	contractual term
	#	$	$	(yrs.)

Balance, August 31, 2020	253,121	12.73	4.39	4.31
Expired/Cancelled	(16,694)	20.90	8.56
Balance, February 28, 2021	236,427	12.15	4.39	3.51

Balance, August 31, 2021	692,938	11.64	7.06	4.46
Granted	28,750	5.42	2.44
Issued on exercise of options	-	-	-
Expired/Cancelled	(1,564)	71.84	1.43
Balance, February 28, 2022	720,124	11.26	6.89	4.08

Exercisable as of February 28, 2022	183,678	11.48	4.41	2.30

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

Expiry date	Outstanding options	CAD	Weighted average exercise price USD	Weighted average remaining contractual term (Years)

June 30, 2022	4,428	153.45	118.15	0.33
April 1, 2023	84,165	11.25	7.91	1.09
October 31, 2023	64,997	11.25	7.91	1.67
January 29, 2025	46	106.50	76.43	2.92
August 25, 2025	340	106.50	76.43	3.49
September 23, 2025	11	106.50	76.43	3.57
February 10, 2026	1,443	106.50	76.43	3.95
May 19, 2026	4	106.50	76.43	4.22
May 23, 2026	9	106.50	76.43	4.23
June 24, 2026	375,188	15.04	12.21	4.32
July 1, 2026	10,000	14.87	12.00	4.34
July 2, 2026	57,762	15.08	12.21	4.34
August 20, 2026	32,500	7.78	6.05	4.48
March 3, 2027	1,256	106.50	76.43	5.01
July 31, 2027	159	106.50	76.43	5.42
November 3, 2027	133	106.50	76.43	5.68
November 7, 2029	46,251	7.50	5.38	7.70
April 20, 2030	666	7.05	5.06	8.15
December 2, 2030	1,333	9.50	7.38	8.76
June 14, 2031	10,683	14.20	11.69	9.30
November 23, 2031	10,000	12.45	9.82	9.74
December 31, 2026	3,750	3.87	3.05	4.84
January 31, 2027	15,000	3.90	3.07	4.93
	720,124	14.37	11.26	4.08

Of the 720,124 options outstanding as of February 28, 2022 (August 31, 2021 – 692,938), 183,678 are exercisable as of February 28, 2022 (August 31, 2020 – 209,950). During the six months ended February 28, 2022, share-based compensation expense for the Company’s stock options was $1,704,023 (February 28, 2021 – $70,118).

19.	Restricted share units

The Omnibus Plan allows the Company to award restricted share units to officers, employees, directors and consultants of the Company and its subsidiaries upon such conditions as the Board may establish, including the attainment of performance goals recommended by the Company’s compensation committee. The purchase price for common shares of the Company issuable under each Restricted Share Unit (“RSU”) award, if any, shall be established by the Board at its discretion. Common shares issued pursuant to any RSU award may be made subject to vesting conditions based upon the satisfaction of service requirements, conditions, restrictions, time periods or performance goals established by the board.

The TSXV requires the Company to fix the number of common shares to be issued in settlement of awards that are not options. The maximum number of common shares available for issuance pursuant to the settlement of RSUs shall be an aggregate of 1,548,174 common shares.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

The Company’s outstanding RSUs are as follows:

Number
#

Balance, August 31, 2020	402,372
Granted	322,547
Vested	(142,610)
Cancelled	-
Balance, February 28, 2021	582,309

Balance, August 31, 2021	490,174
Granted	100,626
Vested	(91,635)
Cancelled	(26,520)
Balance, February 28, 2022	472,645

In October 2021, the Company granted 100,626 to members of the board of directors pursuant to the Company’s incentive plan. The fair value of the RSUs will be recognized as stocked-based compensation expense over the vesting period, which is approximately ten months.

During the six months ended February 28, 2022, share-based compensation expense for the Company’s RSUs was $872,295 (February 28, 2021 – $1,708,515).

20.	Capital management

The Company considers its capital to be its shareholders’ equity.

As of February 28, 2022, the Company had shareholders’ equity (deficit) before non-controlling interests of $20,017,747 (August 31, 2021 – equity of $25,422,165). The Company’s objective when managing its capital is to seek continuous improvement in the return to its shareholders while maintaining a moderate to high tolerance for risk. The objective is achieved by prudently managing the capital generated through internal growth and profitability, through the use of lower cost capital, including raising share capital or debt when required to fund opportunities as they arise.

The Company may also return capital to shareholders through the repurchase of shares, pay dividends or reduce debt where it determines any of these to be an effective method of achieving the above objective. The Company does not use ratios in the management of its capital. There have been no changes to management’s approach to managing its capital during the six months ended February 28, 2022, and 2021.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

21.	Commitments and contingencies

Litigation and arbitration

In April 2020, the Company announced its renegotiation of the acquisition of Allinsports. The revised purchase agreement provided for the acquisition of 100% of Allinsports in exchange for the issuance of 966,667 common shares of the Company and other consideration, including payments of $1,200,000 as a portion of the purchase consideration. In September 2020, the Company advised the shareholders of Allinsports that closing conditions of the transaction, including the requirement to provide audited financial statements, had not been satisfied.

In response, in November 2020, the shareholders of Allinsports commenced arbitration in Alberta, Canada seeking, among other things, to compel the Company to complete the acquisition of Allinsports without the audited financial statements, and to issue 966,667 common shares of the Company to those shareholders. As alternative relief, the shareholders of Allinsports sought up to US$20,000,000 in damages. As of August 31, 2020, the Company had recorded an impairment against the entire balance of advances to Allinsports, amounting to $2,625,657. A hearing in this matter was held in May of 2021, and by a decision dated September 30, 2021, the Arbitrator determined that the closing of the transaction had previously occurred and directed the Company to issue the 966,667 common shares. The Company is pursuing regulatory approval to issue the shares and is also pursuing relief against the Allinsports shareholders for various alleged breaches of the share purchase agreement. The Company recognized a liability for the arbitration ruling of $2,519,722, which represents the fair value of the common shares directed to be delivered as of February 28, 2022. The liability is recorded as Arbitration reserve on the Company’s Consolidated Statements of Financial Position. This liability will be adjusted to fair value at the end of each reporting period.

Separately, in April of 2021, the Company received a copy of a complaint filed by 3CI Holdings, LLLP in the Circuit Court for the 11th Judicial Circuit for Miami-Dade naming Allinsports, A1 Simulation LLC (an entity purported to be a subsidiary of Allinsports), and the Company, seeking to hold the parties, including Company, responsible for unpaid rent under a lease agreement between 3CI’s predecessors in interest and A1 Simulation, and seeking damages of at least $2,890,000. On July 6, 2021, the Company filed motion to dismiss the complaint. On February 17, 2022, 3CI Holdings filed an Amended Complaint, to which the Company as filed a motion to dismiss.

On January 21, 2021, eight former shareholders of Winview filed a Complaint in Delaware Chancery Court against four Winview directors (David Lockton, et al. v. Thomas S. Rogers, et al.) alleging that the defendants breached their fiduciary duties in connection with the sale of Winview to Engine. The relief sought includes rescission of the sale of Winview to Engine and compensatory damages. The defendants have filed a motion to dismiss the claims. By Decision dated March 1, 2022, the Court granted in part and denied in part, the defendants’ Motion to Dismiss the Complaint. Neither the Company nor Winview have been named as parties to this action. Under the March 9, 2020, Business Combination Agreement pursuant to which the Company acquired Winview, the Company agreed to indemnify Winview’s directors for any claims arising out of their service as directors for Winview.

In July of 2021, Winview Inc. filed separate patent infringement lawsuits against DraftKings Inc. and FanDuel, Inc in the United States District Court for the District of New Jersey, alleging that Sportsbook and Daily Fantasy Sports offerings of DraftKings and FanDuel infringe four of Winview’s patents. These actions seek the recovery of damages and other appropriate relief. Draft Kings and FanDuel have filed motions to dismiss, which are pending. While potential damages may be significant if these lawsuits are wholly or partially successful, at this time the Company cannot predict the outcome of the suits or determine the extent of potential damages if they are successful in whole or in part.

The outcomes of pending litigations in which the Company is involved are necessarily uncertain as are the Company’s expenses in prosecuting and defending these actions. From time to time the Company may modify litigation strategy and/or the terms on which it retains counsel and other professionals in connection with such actions, which may affect the outcomes of and/or the expenses incurred in connection with such actions.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

The Company is subject to various other claims, lawsuits and other complaints arising in the ordinary course of business. The Company records provisions for losses when claims become probable, and the amounts are estimable. Although the outcome of such matters cannot be determined, it is the opinion of management that the final resolution of these matters will not have a material adverse effect on the Company’s financial condition, operations, or liquidity.

22.	Discontinued operations

Management committed to a plan to sell the Eden Games business during the second quarter of fiscal 2022, following a strategic decision to focus the Company’s resources on the key revenue streams of Direct to consumer, Software-as-a-service, and Advertising. This business was previously part of the Company’s Gaming segment and represented all the related games development revenue. On April 7, 2022, the Company announced the completion of the sale of Eden Games (Note 27).

Eden Games was not previously classified as held-for-sale or as a discontinued operation. The comparative Interim Condensed Consolidated Statements of Loss and Comprehensive Loss have been re-stated to show this discontinued operation separately from continuing operations.

Results of discontinued operations for Eden the related cash flows are as follows:

	For the three months ended		For the six months ended
	Feb 28, 2022	Feb 28, 2021	Feb 28, 2022	Feb 28, 2021
	$	$	$	$
Revenues
Revenue	2,223,077	688,473	4,325,203	1,188,428

Operating expenses
Salaries and wages	891,134	914,961	1,784,054	1,782,537
Consulting	271,534	243,351	693,619	401,367
Professional fees	-	-	-	-
Sponsorships and tournaments	-	-	-	-
Advertising and promotion	-	-	-	-
Office and general	9,602	110,574	185,096	238,864
Technology expenses	-	-	-	-
Amortization and depreciation	109,894	657,764	222,989	1,218,034
Share-based payments	(46)	(305)	(94)	(1,055)
Interest expense	3,209	8,574	7,161	26,889
(Gain) loss on foreign exchange	6,546	(21,668)	39,350	(161,038)
Net income (loss) from discontinued operations	931,204	(1,224,778)	1,393,028	(2,317,170)

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

	For the three months ended		For the six months ended
	Feb 28, 2022	Feb 28, 2021	Feb 28, 2022	Feb 28, 2021
	$	$	$	$
Net cash provided by (used in) operating activities	87,745	70,637	55,334	231,544
Net cash used in financing activities	(25,228)	(27,223)	(50,714)	(107,967)
Change in cash	62,517	43,414	4,620	123,577
Cash, beginning of period	212,674	187,741	270,571	107,578
Cash, end of period	275,191	231,155	275,191	231,155

As of February 28, 2022, Eden Games comprised assets of $2,796,145 less liabilities of $, as follows:

Amount
$
ASSETS
Current
Cash	275,191
Accounts and other receivables	1,119,121
Government remittances	661,772
Prepaid expenses and other	38,246
2,094,330
Non-Current
Property and equipment	43,567
Goodwill	345,150
Intangible assets	296,618
Right-of-use assets	16,480
701,815
2,796,145

Amount
$
LIABILITIES
Current
Accounts payable	674,439
Accrued liabilities	913,029
Lease obligation, current	18,456
Long-term debt, current	45,869
1,587,338

Results of discontinued operations for the Motorsports Group and the related cash flows along with description of the transaction are as follows:

	For the three months ended		For the six months ended
	Feb 28, 2022	Feb 28, 2021	Feb 28, 2022	Feb 28, 2021
	$	$	$	$
Revenues
Revenue	-	-	-	90,934

Operating expenses
Salaries and wages	-	-	-	212,546
Consulting	-	-	-	267,933
Professional fees	-	-	-	22,681
Sponsorships and tournaments	-	-	-	203,637
Advertising and promotion	-	-	-	1,740
Office and general	-	-	-	7,374
Technology expenses	-	-	-	86,590
Amortization and depreciation	-	-	-	201,335
Share-based payments	-	-	-	-
Interest expense	-	-	-	572
(Gain) loss on foreign exchange	(9,656)	-	2,241	39,711
Net loss from discontinued operations	9,656	(2,970)	-	(953,185)

	For the three months ended		For the six months ended
	Feb 28, 2022	Feb 28, 2021	Feb 28, 2022	Feb 28, 2021
	$	$	$	$

Net cash provided by (used in) operating activities	-	(125)	-	(92,652)
Net cash used in financing activities	-	-	-	-
Disposal of Motorsports	-	-	-	24,348
Change in cash	-	(125)	-	(68,304)
Cash, beginning of period	-	125	-	68,304
Cash, end of period	-	-	-	-

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

On November 3, 2020, the Company, following a detailed strategic review in connection with the merger of Torque Esports, Frankly and WinView, announced that it has completed the sale of IDEAS+CARS, The Race Media, WTF1, Driver DataDB and Lets Go Racing (collectively the “Motorsport Group”) to Ideas + Cars Holdings Limited, a third party investment group based in the UK. As a result, the Company is eliminating its funding obligations related to the cost of maintaining and growing these auto media businesses and certain accrued liabilities. Accordingly, the operational results for this group have been presented as a discontinued operation.

Consideration transferred for the Motorsport Group was as follows:

Amount
$
Consideration received or receivable:
Accounts payable assumed	101,322
Deferred purchase consideration of LGR	333,503
Fair value of contingent consideration	1,321,281
Total disposal consideration	1,756,106
Carrying amount of net assets sold	(2,334,303)
Loss on disposal before income tax and reclassification of foreign currency translation reserve	(578,197)

Reclassification of foreign currency translation reserve	(100,734)
Loss on disposal of Motorsports	(678,931)

The net assets of the Motorsport Group as at the date of sale were as follows:

Amount
$
Carrying amounts of assets as at the date of sale:
Cash and cash equivalents	(24,348)
Accounts and other receivables	126,590
Government remittances	25,095
Prepaid expenses and other	24,113
Property and equipment	47,416
Intangible assets	3,066,457
Total assets of disposal group	3,265,323

Carrying amount of liabilities directly associated with assets as at the date of sale:
Accounts payable	508,881
Accrued liabilities	422,139
Total liabilities of disposal group	931,020

Net assets of disposal group	2,334,303

23.	Segmented information

Information reported to the Company’s Chief Executive Officer, the Chief Operating Decision Maker (“CODM”), for the purposes of resource allocation and assessment of segment performance is focused on the category of services for each type of activity. The principal categories of services are E-Sports, Media and Advertising, and Corporate and Other. The Group’s reportable segments under IFRS 8 are therefore as follows:

Gaming	-	Services related to competitive organized video gaming or sporting events;
Media	-	Platform and advertising services provided to other broadcasters, primarily local TV and radio broadcasters;
Corporate and Other	-	Services provided to other businesses and other revenues;

The Corporate and Other segment primarily consists of support costs not allocated to the two other segments.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

The following is an analysis of the Company’s revenue and results by reportable segment for the three months ended February 28, 2022:

Three months ended	Gaming	Media	Corporate and Other	August 31, 2021 Total
	$	$	$	$
Revenue
External sales	592,182	8,672,879	-	9,265,061

Results
Segment loss	(3,094,715)	(3,034,991)	-	(6,129,706)

Central administration costs	-	-	2,823,329	2,823,329
Other gains and losses	633,144	1,443	(2,170,745)	(1,536,158)
Finance costs	14,423	327	197,528	212,278
Loss before tax	(3,742,282)	(3,036,761)	(850,112)	(7,629,155)
Income tax	-	-	-	-
Gain (Loss) for the year from:
Discontinued operations	1,022,905	-	(82,045)	940,860
Non-controlling interest in net loss	-	-	(43,874)	(43,874)
Net loss	(2,719,377)	(3,036,761)	(976,031)	(6,732,169)

The following is an analysis of the Company’s revenue and results by reportable segment for the six months ended February 28, 2022:

	Gaming	Media	Corporate and Other	Total
	$	$	$	$
Revenue
External sales	1,027,450	20,484,963	-	21,512,413

Results
Segment loss	(6,181,608)	(5,016,906)	-	(11,198,514)

Central administration costs	-	-	5,574,546	5,574,546
Other gains and losses	1,639,596	(200)	(9,425,311)	(7,785,915)
Finance costs	27,828	702	394,404	422,934
Income (loss) before tax	(7,849,032)	(5,017,408)	3,456,361	(9,410,079)
Income tax	-	-	-	-
Gain (Loss) for the period from:
Discontinued operations	1,585,165	-	(192,137)	1,393,028
Non-controlling interest in net loss	-	-	(68,638)	(68,638)
Net income (loss)	(6,263,867)	(5,017,408)	3,195,586	(8,085,689)

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

The following is an analysis of the Company’s revenue and results by reportable segment for the three months ended February 28, 2021:

Three months ended	Gaming	Media	Corporate and Other	Aug 31, 2020 Total
	$	$	$	$
Revenue
External sales	504,001	7,195,406	-	7,699,407

Results
Segment loss	(1,394,913)	(2,232,357)	-	(3,627,270)

Central administration costs	-	-	1,966,445	1,966,445
Other gains and losses	(11,537)	2,808,032	11,158,799	13,955,294
Finance costs	36,657	325,054	202,193	563,904
Loss before tax	(1,420,033)	(5,365,443)	(13,327,437)	(20,112,913)
Income tax	-	-	-	-
Gain (Loss) for the year from:
Share of net loss of associate	-	-	(37,244)	(37,244)
Discontinued operations	(710,597)	-	(517,151)	(1,227,748)
Non-controlling interest in net loss	-	-	30,640	30,640
Net loss	(2,130,630)	(5,365,443)	(13,851,192)	(21,347,265)

The following is an analysis of the Company’s revenue and results by reportable segment for the six months ended February 28, 2021:

	Gaming	Media	Corporate and Other	Total
	$	$	$	$
Revenue
External sales	766,987	13,898,856	-	14,665,843

Results
Segment loss	(3,394,059)	(3,624,952)	-	(7,019,011)

Central administration costs	-	-	4,761,079	4,761,079
Other gains and losses	(13,889)	2,804,339	7,830,934	10,621,384
Finance costs	77,913	512,044	363,721	953,678
Loss before tax	(3,458,083)	(6,941,335)	(12,955,734)	(23,355,152)
Income tax	-	-	-	-
Gain (Loss) for the period from:
Share of net loss of associate	-	-	(103,930)	(103,930)
Discontinued operations	(2,377,419)	-	(1,571,867)	(3,949,286)
Non-controlling interest in net loss	-	-	61,670	61,670
Net loss	(5,835,502)	(6,941,335)	(14,569,861)	(27,346,698)

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

Geographical breakdown

	North America	European Union	Total
	$	$	$
August 31, 2021
Assets	64,943,049	2,519,798	67,462,847
Long-term assets	35,796,241	108,924	35,905,165

February 28, 2022
Assets	51,578,051	2,825,301	54,403,352
Long-term assets	32,040,683	5,882	32,046,565

24. Related party transactions and balances

(a)	Key management compensation

Key management includes the Company’s directors, officers and any consultants with the authority and responsibility for planning, directing, and controlling the activities of an entity, directly or indirectly. Compensation awarded to key management for the three and six months ended February 28, 2022, and 2021, includes the following:

	For the three months ended		For the six months ended
	February 28, 2022	February 28, 2021	February 28, 2022	February 28, 2021
	$	$	$	$
Total compensation paid to key management	360,887	909,355	708,143	1,444,093
Share based payments	209,613	361,990	363,284	1,257,804

Total compensation paid to key management is recorded in consulting fees, salaries and wages and share based payments in the consolidated statement of loss and comprehensive loss for the six months ended February 28, 2022, and 2021.

Amounts due to related parties as of February 28, 2022, with respect to the above fees were $33,349 (August 31, 2021 – $33,349). The amounts due to related parties are recorded within accounts payable and accrued liabilities on the consolidated statement of loss and comprehensive loss. These amounts are unsecured, non-interest bearing and due on demand.

Commitment to former holders of WinView to proceeds from the patent portfolio enforcement action

Pursuant to the Business Combination agreement dated March 9, 2020, among the Company, Frankly Inc. and Winview Inc., the Company is required to pay to certain former Winview securities holders (“Stubholders”) fifty percent (50%) of the net license fees, damages awards or settlement amounts collected from third parties in connection with the Winview Patent Portfolio, after deduction of certain expenses. Certain directors of the Company are among the pool of Stubholders.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

25. Financial instruments and risk management

(a)	Financial risk management objectives and policies

The Company’s activities expose it to a variety of financial risks including foreign currency risk, interest rate risk, credit risk, and liquidity risk. These financial instrument risks are actively managed by the Company under the policies approved by the Board of Directors. The principal financial risks are managed by the Company’s finance department, within Board approved policies and guidelines. On an ongoing basis, the finance department actively manages market conditions with a view to minimizing the exposure of the Company to changing market factors, while at the same time limiting the funding costs to the Company.

(b)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. The Company uses information supplied by independent rating agencies where available, and if not available, the Company uses other publicly available financial information and its own records to rate its customers.

Credit risk arises from cash and deposits with banks as well as credit exposure to outstanding receivables, the carrying amounts represent the Company’s maximum exposure to credit risk.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Company establishes an allowance for doubtful accounts that represents its estimate of expected losses in respect of accounts receivable. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets.

The Company’s accounts receivable are concentrated among customers in the media and broadcasting industry, which may be affected by adverse economic factors impacting that industry. The Company performs ongoing credit evaluations of its major customers, maintains reserves for expected credit losses, and does not require any collateral deposits.

As of February 28, 2022, no customer (August 31, 2021 – one) accounted for greater than 10% of the Company’s accounts receivable balance. In total, this one customer accounted for 13% of the Company’s accounts and other receivables balance as of August 31, 2021. During the six months ended February 28, 2022, one (August 31, 2021 – one) customer represented 69% (August 31, 2021 – 58%) of total revenue.

The below table reflects the aging of the Company’s aging by invoice date of gross trade accounts receivable and allowance for doubtful accounts as of February 28, 2022:

	Current	0 - 30	31 - 60	61 - 90	91+	Total

Trade accounts receivable	5,785,697	1,062,098	210,396	289,583	2,098,254	9,446,028
Allowance for doubtful accounts	500	500	1,500	1,500	1,080,305	1,084,305
% Allowance		0%	1%	1%	51%	11%

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company is exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Company manages liquidity risk by continuously monitoring forecasted and actual cash flows and matching maturity profiles of financial assets and liabilities. The Company seeks to ensure that it has sufficient capital to meet short term financial obligations after considering its operating obligations and cash on hand.

The Company’s policy is to seek to ensure adequate funding is available from operations and other sources, including debt and equity capital markets, as required.

	< 1 year	1-2 years	2-5 years
	$	$	$

Accounts payable	12,649,445	-	-
Accrued liabilities	5,815,949	-	-
Players liability account	326,932	-	-
Lease obligation	155,543	285,742	-
Promissory notes payable	783,823	-	-
Convertible debt	2,584,800	5,365,089	-

(d)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to fair value risk with respect to debt which bear interest at fixed rates.

(e)	Foreign exchange rates

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to fluctuations of financial instruments related to cash, accounts and other receivables, and accounts payable denominated in Euros, as well as debt denominated in Canadian dollars.

(f)	Fair value hierarchy

The following tables combine information about:

●	classes of financial instruments based on their nature and characteristics;
●	the carrying amounts of financial instruments;
●	fair values of financial instruments (except financial instruments when carrying amount approximates their fair value); and
●	fair value hierarchy levels of financial assets and financial liabilities for which fair value was disclosed.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

Fair value hierarchy levels 1 to 3 are based on the degree to which the fair value is observable.

Carrying value at February 28, 2022	FVTPL - mandatorily measured	Amortized cost
	$	$

Financial assets:
Cash	-	5,348,900
Restricted cash	-	326,932
Accounts and other receivables	-	8,411,835
Government remittances	-	802,311
Publisher advance	-	3,007,892
Investment at FVTPL	2,629,851	-
	2,629,851	17,897,870

Carrying value at February 28, 2022	FVTPL - mandatorily measured	FVTPL - designated	Amortized cost
	$	$	$
Financial liabilities:
Accounts payable	-	-	12,649,445
Accrued liabilities	-	-	5,815,949
Players liability account	-	-	326,932
Arbitration reserve	-	2,519,722	-
Long-term debt	-	-	-
Promissory notes payable	-	-	783,823
Warrant liability	859,187	-	-
Convertible debt	-	7,949,889	-
	859,187	10,469,611	19,576,149

Carrying value at August 31, 2021	FVTPL - mandatorily measured	Amortized cost
	$	$
Financial assets:
Cash	-	15,305,996
Restricted cash	-	331,528
Accounts and other receivables	-	8,646,807
Government remittances	-	1,070,216
Publisher advance	-	4,534,218
Investment at FVTPL	2,629,851	-
	2,629,851	29,888,765

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

Carrying value at August 31, 2021	FVTPL - mandatorily measured	FVTPL - designated	Amortized cost
	$	$	$
Financial liabilities:
Accounts payable	-	-	10,403,665
Accrued liabilities	-	-	5,722,470
Players liability account	-	-	331,528
Arbitration reserve	-	6,468,330	-
Long-term debt	-	-	96,664
Promissory notes payable	-	-	821,948
Warrant liability	4,868,703	-	-
Convertible debt	-	9,951,496	-
	4,868,703	16,419,826	17,376,275

A summary of instruments, with their classification in the fair value hierarchy is as follows:

	Level 1	Level 2	Level 3	Fair value as of February 28, 2022
	$	$	$	$

Arbitration reserve	2,519,722	-	-	2,519,722
Warrant liability	-	859,187	-	859,187
Convertible debt	-	-	7,949,889	7,949,889
Investment at FVTPL	-		2,629,851	2,629,851

	Level 2	Level 3	Fair value as of August 31, 2021
	$	$	$

Arbitration reserve	-	-	6,468,330
Warrant liability	4,868,703	-	4,868,703
Convertible debt	-	9,951,496	9,951,496
Investment at FVTPL		2,629,851	2,629,851

Some of the Company’s financial assets and financial liabilities are measured at fair value at the end of each reporting period.

Engine Gaming and Media, Inc.

(formerly Engine Media Holdings, Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2022 and 2021

(Unaudited)

(Expressed in United States Dollars)

26. Restructuring charges

In February 2022, the Company recorded restructuring charges of $90,539 related to the shuttering of the UMG business, which is planned to occur during the fourth quarter of 2022. This action will result in a workforce reduction of 11 employees.

Also, during the month of February 2022, the company recorded restructuring charges of $35,747 related to corporate workforce reductions of 4 employees.

All restructuring expenses for the quarter and year to date are for severance. No restructuring actions occurred during the quarter or six months ended February 28, 2021.

27. Subsequent events

The Company has evaluated subsequent events from the balance sheet date through April 14, 2022, the date at which the unaudited interim condensed consolidated financial statements were available to be issued and determined there were no additional items to be disclosed except for the transaction described below.

On April 7, 2022, the Company announced the completion of the sale of its Eden Games business. The Company sold its approximately 96% interest in Eden Games for approximately USD$15.3 million (CAD $19.2 million).

In connection with the Company’s sale of Eden Games, the Company acquired two promissory notes from two members of Eden’s senior management team (the “sellers”) in exchange for an aggregate cash payment in the amount of EUR1,081,081 and future payments in the amount of EUR372,073. The promissory notes represent outstanding amounts due to the sellers from third parties in connection with the terms of the 2018 transaction by which Engine initially acquired its interest in Eden Games and subsequent contractual agreements between the sellers, the third parties and the Company. These notes are currently in collection, which the Company, as transferee, will pursue. The current amount due under these notes from the third parties is approximately $2.5 million in principal and accrued interest.

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